FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                            For the month of May 2006
                                   3 May 2006



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This report is incorporated by reference in the prospectus contained in the Registration Statements on Form F-3 (SEC File No.333-08246) and Form F-3/S-3 (SEC File No.333-106837) filed by the Registrant under the Securities Act of 1933.



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO. 1   Excerpt of Press release of British Sky Broadcasting Group plc announcing Third Quarter Results released on 3 May 2006




British Sky Broadcasting Group plc

Consolidated Income Statement for the nine months ended 31 March 2006



                                                                                             2005/06           2004/05
                                                                                         Nine months       Nine months
                                                                                               ended             ended
                                                                                            31 March          31 March
                                                                              Notes             GBPm              GBPm
                                                                                         (unaudited)        (unaudited)

Revenue                                                                       1                3,079             2,813
Operating expense                                                             2              (2,419)           (2,240)
Operating profit                                                                                 660               573
-------------------------------------------------------------------------- --------- ---------------- -----------------

Share of results from joint ventures and associates                                                9                11
Investment income                                                                                 37                22
Finance costs                                                                                   (97)              (69)
Profit on disposal of joint ventures                                                               -                 9
Profit before tax                                                                                609               546
-------------------------------------------------------------------------- --------- ---------------- -----------------

Taxation                                                                                       (184)             (161)
Profit for the period                                                                            425               385
-------------------------------------------------------------------------- --------- ---------------- -----------------

Earnings per share from profit for the period (in pence)
Basic                                                                                          23.2p             20.0p
Diluted                                                                                        23.1p             20.0p
-------------------------------------------------------------------------- --------- ---------------- -----------------

All profit for the period is attributable to equity holders of the parent.




British Sky Broadcasting Group plc

Consolidated Income Statement for the three months ended 31 March 2006




                                                                                             2005/06           2004/05
                                                                                        Three months      Three months
                                                                                               ended             ended
                                                                                            31 March          31 March
                                                                                                GBPm              GBPm
                                                                                         (unaudited)       (unaudited)

Revenue                                                                                        1,063               958
Operating expense                                                                              (817)             (741)
Operating profit                                                                                 246               217
-------------------------------------------------------------------------- --------- ---------------- -----------------

Share of results from joint ventures and associates                                                2                 3
Investment income                                                                                 17                 7
Finance costs                                                                                   (46)              (24)
Profit before tax                                                                                219               203
-------------------------------------------------------------------------- --------- ---------------- -----------------

Taxation                                                                                        (68)              (63)
Profit for the quarter                                                                           151               140
-------------------------------------------------------------------------- --------- ---------------- -----------------

Earnings per share from profit for the quarter (in pence)
Basic and diluted                                                                               8.3p              7.3p
-------------------------------------------------------------------------- --------- ---------------- -----------------

All profit for the quarter is attributable to equity holders of the parent.




Notes:

1.       Revenue


                                                                                               2005/06         2004/05
                                                                                           Nine months     Nine months
                                                                                                 ended           ended
                                                                                              31 March        31 March
                                                                                                  GBPm            GBPm
                                                                                           (unaudited)     (unaudited)

DTH subscribers                                                                                  2,352           2,171
Cable subscribers                                                                                  170             166
Advertising                                                                                        257             242
Sky Bet                                                                                             27              23
Sky Active                                                                                          67              67
Other                                                                                              206             144
                                                                                                 3,079           2,813
-----------------------------------------------------------------------------------------------------------------------



2.       Operating expense


                                                                                               2005/06         2004/05
                                                                                           Nine months     Nine months
                                                                                                 ended           ended
                                                                                              31 March        31 March
                                                                                                  GBPm            GBPm
                                                                                           (unaudited)     (unaudited)

Programming                                                                                      1,207           1,210
Transmission and related functions                                                                 157             127
Marketing                                                                                          474             389
Subscriber management                                                                              339             293
Administration                                                                                     242             221
                                                                                                 2,419           2,240
-----------------------------------------------------------------------------------------------------------------------





                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 3 May 2006                         By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary